Exhibit 99.2

FORM OF LETTER TO STOCKHOLDERS WHO ARE RECORDHOLDERS

NUVERRA ENVRIONMENTAL SOLUTIONS, INC.

Subscription Rights to Purchase Shares of Common Stock

Offered Pursuant to Subscription Rights

Distributed to Stockholders of Nuverra Envrionmental Solutions, Inc.

July 18, 2016

Dear Stockholder:

This letter is being distributed by Nuverra Envrionmental Solutions, Inc. (“Nuverra”) to all holders of record (the “Recordholders”) of shares of its common stock, par value $0.001 per share (the “Common Stock”), at 5:00 p.m., Eastern Time, on July 18, 2016 (the “Record Date”), in connection with a distribution in a rights offering (the “Rights Offering”) of non-transferable subscription rights (the “Subscription Rights”) to subscribe for and purchase shares of Common Stock. The Subscription Rights and Common Stock are described in the prospectus dated July 18, 2016 (a copy of which accompanies this letter) (the “Prospectus”).

In the Rights Offering, Nuverra is offering up to an aggregate of 19,531,250 shares of Common Stock, as described in the Prospectus, at a subscription price of $0.256 per share (the “Subscription Price”).

The Subscription Rights will expire if not exercised prior to 5:00 p.m., Eastern Time, on July 27, 2016, unless extended (the “Expiration Time”). The Subscription Rights will cease to have any value at the Expiration Time.

As described in the accompanying Prospectus, you are entitled to one Subscription Right for each share of Common Stock owned at 5:00 p.m., Eastern Time, on the Record Date, evidenced by a non-transferable subscription rights certificate (the “Rights Certificate”). Each Subscription Right entitles you to purchase 1 share of Common Stock at the Subscription Price (the “Basic Subscription Right”). For example, if you owned 100 shares of Common Stock as of 5:00 p.m., Eastern Time, on the Record Date, you would receive 100 Subscription Rights and would have the right to purchase 100 shares of Common Stock for the Subscription Price (or a total payment of $25.60).

Any excess subscription payments received by the Subscription Agent will be returned, without interest or penalty, within 10 business days following the closing of the Rights Offering.

Enclosed are copies of the following documents:

(1)	Prospectus;

(2)	Rights Certificate;

(3)	Instructions as to the Use of Nuverra Envrionmental Solutions, Inc. Rights Certificates;

(4)	Form of Beneficial Owners Election Form; and

(5)	Notice of Guaranteed Delivery.

Your prompt action is requested. To exercise the Subscription Rights, you should deliver the properly completed and signed Rights Certificate (or the Notice of Guaranteed Delivery if you are following the Guaranteed Delivery Procedures) and forward it, with payment of the Subscription Price in full for each share of Common Stock subscribed for pursuant to the Basic Subscription Right to the Subscription Agent, as indicated in the Prospectus. The Subscription Agent must receive the Rights Certificate or Notice of Guaranteed Delivery with payment of the Subscription Price, including final clearance of any checks, prior to the Expiration Time. You cannot revoke the exercise of your Subscription Rights. Subscription Rights not exercised prior to the Expiration Time will expire.

Additional copies of the enclosed materials may be obtained from the information agent, IPREO LLC. The information agent’s telephone number is (888) 593-9546 or (212) 849-3880. Any questions or requests for assistance concerning the Rights Offering should be directed to the information agent.

Very truly yours,

Nuverra Envrionmental Solutions, Inc.

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